ERF Wireless, Inc.
2911 South Shore Boulevard, Suite 100
League City, Texas 77573
281-538-2101 Tel
281-538-2155 Fax

February 4, 2010

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549

Re:	ERF Wireless, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 19, 2009
File No. 000-27467

Dear Mr. Spirgel:

We are in receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 12, 2010 to H. Dean Cubley, Chief Executive Officer of ERF Wireless, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 19, 2009 (the “Form 10-K”).

The Staff’s comments are set forth below in italics, followed by our responses to the comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

1.           We note your response to comment 1.  We note that in connection with the valuation of the Series A Preferred Stock you assumed a DOLM of 68.5% based on the extensive conversion and liquidity restrictions.  We also note that the holders of Series A preferred stock issued in the debt conversion are family related trusts who participate in the Angus Capital revolving credit facility and that H. Dean Cubley, your CEO, holds the investment and voting power over certain of these family related trusts while Scott Cubley and Brian Cubley, the adult sons of H. Dean Cubley, have the investment and voting power over other of the remaining family trusts.  Based on the nature of the restrictions on conversion described in your response, tell us how the holders of the Series A preferred stock was able to convert 1,041,934 of Series A preferred stock into 19,458,000 shares of common stock as disclosed on page 7 of the September 30, 2009 Form 10-Q.  Tell us the reasons why the debt was extinguished and the nature of the negotiations that led to the terms included in the Series A preferred stock, such as the conversion and liquidity restrictions.  We also note that you agreed to amend the Series A convertible preferred stock designation to increase the voting rights of each preferred share from 20 votes to 50 votes on all matters in which the common stock holders and preferred stock holders vote together.  In this regard, tell us why you revised from 20 to 50 votes per preferred shares.

We have re-thought the appropriate DOLM to be applied and concluded that the conversion restrictions, while meaningful in 2005 when enacted, have become less meaningful over time, and that a better analysis regarding the DOLM is to utilize a “restricted stock” discount as the preferred stock is “restricted stock.”  We have further concluded that a DOLM of 35% is appropriate.  As a result of this calculation, the Company will restate the 2008 Consolidated Statements of Operations and Comprehensive Loss to reflect an additional charge to Other Income (Expense) for a “Loss on extinguishment of debt” of $3,580,000 and a corresponding increase in “Additional Paid in Capital of $3,580,000 at December 31, 2008. We have attached Exhibit A to reflect this 2008 change and the related disclosure. For the three quarters ended September 30, 2009, we determined that the 2008 restatement would change the components of shareholders’ equity (deficit) but not the net shareholders’ equity (deficit). The net equity does not change at any quarter end and if restatement is required the change would only effect additional paid in capital and retained deficit.  We do not believe restating the components of shareholder equity for the three quarters ended September 30, 2009 is necessary as there is no effect on net equity for these periods.

The conversion restrictions were adopted in 2005 in consideration for entering into a one-year right of first refusal to participate in any future sale of Series A Preferred Stock.  Subsequent to the expiration of this right of first refusal in 2006, each holder of Series A Preferred Stock voluntarily agreed to continue with the conversion limitations, as over time the restriction becomes more akin to a Rule 144 restriction. The conversion restriction, filed as an exhibit to the Form 10-K for the 2005 fiscal year, provides: “Each Holder agrees to restrict the amount of Series A Preferred Stock that can be converted into common stock of the Company per calendar quarter to an amount equal to the lesser of (i) 5% of their shares of the Company’s Series A Preferred Stock or (ii) 1% of the common stock then outstanding determined on the first day of the calendar quarter.  Amounts remaining unconverted by one Holder may be assigned to another Holder as long as the group doesn’t exceed this limitation.”

Accordingly, the conversion restriction is determined by the holders of the Series A Preferred Stock as a group, not by each holder individually.  Initially there were a total of 20 holders of Series A Preferred Stock, and since the first quarter of 2007, there have been 12 holders of Series A Preferred Stock.  For the holders of the Series A Preferred Stock as a group, this equates to 20% of the common stock outstanding per quarter in 2005, decreasing to 12% of the common stock outstanding per quarter starting in 2007.  The table below sets forth the actual conversions as well as the limitations for the three quarters in 2009, demonstrating compliance with the conversion limitation:

	Shares of Common Stock Issued Upon Conversion of Series A Preferred Stock	Maximum Amount of Shares of Common Stock that can be Converted Pursuant to the Conversion Restriction	Shares of Preferred Stock Converted	Maximum Amount of Shares of Series A Preferred Stock that can be Converted Pursuant to the Conversion Restriction
First Quarter 2009	4,397,4391	12,226,094	235,4552	2,451,308
Second Quarter 2009	3,359,5761	13,269,447	179,8842	2,310,035
Third Quarter 2009	11,702,5061	14,435,396	626,5952	2,202,105

(1) The sum of these shares is approximately 19,458,000, the number referenced in the SEC comment letter.
(2) The sum of these shares is 1,041,934, the number referenced in the SEC comment letter.

As more shares of common stock become outstanding, the conversion limitation becomes less meaningful. In order to quantify and clarify the limitations, the Company will make substantially the following disclosure in the financial statement footnotes of the Form 10-K/A for the year ended December 31, 2008 being amended as a result of the reduced DOLM percentage:

“In December 2005, the holders of Series A Preferred Stock entered into a conversion restriction agreement limiting the number of shares of Series A Preferred Stock that can be converted into shares of Company common stock. During the fourth quarter of 2008, the conversion restriction agreement limited the conversion of Series A Preferred Stock to no more than 9,286,942 shares of common stock. During the fourth quarter of 2008, Series A Preferred Stock was converted into 5,923,166 shares of common stock.”

Similar disclosure will be reflected in future filings (the Form 10-K for the year ended December 31, 2009  and Forms 10-Q for the subsequent quarters) This should provide better disclosure and will answer questions similar to the one addressed by the SEC.

The Company has been in a series of protracted negotiations over the last two years to raise a significant amount of capital in order to fully fund its business plan. These conversations are ongoing and most of the proposed financing structures involve the issuance of debt and equity securities. The potential funding sources have encouraged us to convert existing debt into equity, as their proposed structures require that no significant amount of additional debt be outstanding. While we have primarily relied upon best efforts debt and equity financing to fund working capital needs during these protracted negotiations, we have found it easier to raise capital with less debt on our balance sheet. Accordingly, as a result of our ongoing financing negotiations as well as the actual capital raising activities during the last 18 months, the board of directors negotiated with the debt holder to convert a certain amount of outstanding debt into Series A preferred stock during 2008. The negotiations conducted in the 2008 debt conversion agreement stated that if the outstanding common shares exceed 120,000,000 shares then the  Series A Preferred stock voting rights increase from 20 votes to 50 votes per share and the conversion rate to increase from $.50 per share of preferred stock to $1.50 per share of preferred stock.

Concluding Company Response:

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing.  We further acknowledge that the Commission’s staff comments or changes to disclosures in response to their comments do not foreclose the Commission from taking any action with respect to the filing.  We know that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning the above, or if you require additional information, please do not hesitate to contact me at (281) 538-2101.

Sincerely,

/s/ H. DEAN CUBLEY

H. Dean Cubley

Exhibit A (Selected Areas of Restatements)

Financial Footnotes

Basis of Accounting

Restatement:

The Company filed Form 10-K/A - Amendment No. 1 correcting net loss from $8,162,000 to $11,742,000.  On December 31, 2008, the Company the issued 2,000,000 shares of Preferred A stock to reduce the Angus Capital Line of Credit by $3,000,000.  As set forth in FAS 157, the fair market value of the Series A stock exchanged for the $3,000,000 in debt was $6,580,000 incurring a loss on extinguishment of debt of $3,580,000.

This additional $3,580,000 loss resulted in increasing the net loss applicable to common shareholders for the year ended December 31, 2008 to $11,742,000 and increasing  both basic and diluted loss per share to $.15. The restated consolidated financial statements for 2008 include the balance sheet, statement of operations, statement of shareholders’ equity and statements of cash flow.

ERF WIRELESS, INC.
CONSOLIDATED BALANCE SHEET
December 31, 2008
($ in thousands except share data)

	2008
	As
	previously	2008
	reported	As restated

ASSETS

Current assets
Cash and cash equivalents	$348	$348
Accounts receivable, net	248	248
Accounts receivable other	52	52
Inventories	193	193
Cost and profit in excess of billings	427	427
Prepaid expenses and other current assets	494	494
Total current assets	1,762	1,762

Property and equipment
Property and equipment	7,751	7,751
Less accumulated depreciation	(1,649)	(1,649)
Net property and equipment	6,102	6,102

Goodwill	436	436
Intangible assets, net	1,059	1,059
Other assets	264	264
Total assets	$9,623	$9,623

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Notes payable and current portion of long-term debt	$702	$702
Current portion of long-term capital lease payable	861	861
Accounts payable	$981	$981
Accrued expenses	1,269	1,269
Derivative liabilities	78	78
Deferred liability and revenue	237	237
Total current liabilities	4,128	4,128

Long-term debt, net of current portion	2,844	2,844
Capital leases, net of current portion	1,581	1,581
Deferred liability and revenue	316	316
Total liabilities	8,869	8,869

Commitments

Shareholders’ equity:
Preferred stock - $.001 par value
All Series A authorized 25,000,000 shares
Issued and outstanding at December 31, 2008 and
December 31, 2007, 4,085,514 and 3,311,534, respectively	4	4
Common stock - $.001 par value
Authorized 475,000,000 shares
Issued and outstanding at December 31, 2008, and
December 31, 2007, 101,884,119 and 61,541,358, respectively	102	102
Additional paid in capital	27,504	31,084
Accumulated deficit	(26,856)	(30,436)
Total shareholders’ equity	754	754

Total liabilities and shareholders' equity	$9,623	$9,623
See accompanying notes to consolidated financial statements.

ERF WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008
($ in thousands except share data and loss per share)

	2008
	As
	previously	2008
	reported	As restated

Sales:
Products	$772	$772
Services	4,363	4,363
Other	20	20
Total sales	5,155	5,155

Costs of goods sold:
Products and integration services	1,511	1,511
Rent, repairs and maintenance	391	391
Salary and related cost	78	78
Depreciation	900	900
Other cost	241	241
Total costs of goods sold	3,121	3,121
Gross profit	2,034	2,034
Operating expenses:
Selling, general and administrative	8,777	8,777
Depreciation and amortization	876	876
Total operating expenses	9,653	9,653
Loss from operations	(7,619)	(7,619)
Other income(expenses):
Interest expense, net	(887)	(887)
(Loss) on extinguishment of debt	-	(3,580)
Gain (loss) on sale of assets and other income	38	38
Derivative income	306	306
Total other income (expense)	(543)	(4,123)
Net loss	$(8,162)	$(11,742)

Net loss per common share:
Basic	$(0.10)	$(0.15)
Diluted	$(0.10)	$(0.15)

See accompanying notes to consolidated financial statements.

ERF WIRELESS, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2008
($ and shares in thousands)

As					Additional		Total
previously	Common Stock		Preferred Stock		Paid in	Accumulated	Shareholders’
reported	Shares	Value	Shares	Value	Capital	Deficit	Equity (Deficit)

Total shareholders’ equity
as of December 31, 2007	61,541	$62	3,312	$3	$19,098	$(18,694)	$469

Net loss	-	-	-	-	-	(8,162)	(8,162)

New stock issued to shareholders:
Conversion of preferred stock to common stock	22,896	24	(1,226)	(1)	(23)	-	-
For services rendered and interest	5,615	5	-	-	2,370	-	2,375
For retirement of debt	635	-	-	-	186	-	186
Asset acquisition	5,171	5	-	-	1,645	-	1,650
For retirement of debt and conversion of convertible preferred stock	-	-	2,000	2	2,998	-	3,000
Stock based compensation	-	-	-	-	29	-	29
Warrant expense	-	-	-	-	27	-	27
Proceeds from sale of common stock, net	6,026	6	-	-	1,174	-	1,180
Total shareholders’ equity
as of December 31, 2008	101,884	$102	4,086	$4	$27,504	$(26,856)	$754

See accompanying notes to consolidated financial statements.

					Additional		Total
	Common Stock		Preferred Stock		Paid in	Accumulated	Shareholders’
As restated	Shares	Value	Shares	Value	Capital	Deficit	Equity (Deficit)

Total shareholders’ equity
as of December 31, 2007	61,541	$62	3,312	$3	$19,098	$(18,694)	$469

Net loss	-	-	-	-	-	(11,742)	(11,742)

New stock issued to shareholders:
Conversion of preferred stock to common stock	22,896	24	(1,226)	(1)	(23)	-	-
For services rendered and interest	5,615	5	-	-	2,370	-	2,375
For retirement of debt	635	-	-	-	186	-	186
Asset acquisition	5,171	5	-	-	1,645	-	1,650
For retirement of debt and conversion of convertible preferred stock	-	-	2,000	2	2,998	-	3,000
Loss on extinguishment of debt	-	-	-	-	3,580	-	3,580
Stock based compensation	-	-	-	-	29	-	29
Warrant expense	-	-	-	-	27	-	27
Proceeds from sale of common stock, net	6,026	6	-	-	1,174	-	1,180
Total shareholders’ equity
as of December 31, 2008	101,884	$102	4,086	$4	$31,084	$(30,436)	$754

See accompanying notes to consolidated financial statements.

ERF WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008
($ in thousands)

	2008
	As
	previously	2008
	reported	As restated

Cash flows from operating activities
Net loss	$(8,162)	$(11,742)

Adjustments to reconcile net loss to net cash
used by operating activities:
Loss on extinguishment of debt	-	3,580
(Gain) loss on sale of assets	(26)	(26)
Amortization of debt discount	31	31
Depreciation and amortization	1,776	1,776
Stock issued for services rendered and interest	2,375	2,375
Derivative (income) loss	(306)	(306)
Stock based compensation and stock option expense	29	29
Bad debt expense	439	439
Changes in:
Accounts receivable, net	(279)	(279)
Accounts receivable other	62	62
Inventories	(75)	(75)
Prepaid expenses	50	50
Cost and profit in excess of billings	(17)	(17)
Accounts payable	(108)	(108)
Accrued expenses	337	337
Deferred liability and revenue	(174)	(174)
Total adjustment	4,114	7,694
Net cash used by operating activities	(4,048)	(4,048)

Cash flows from investing activities
Proceeds from sale of assets	27	27
Purchase of property and equipment	(558)	(558)
Business acquisitions, net of cash acquired	(321)	(321)
(Increase) in other assets	(122)	(122)
Net cash used by investing activities	(974)	(974)

Cash flows from financing activities
Net proceeds from line of credit	2,810	2,810
Proceeds from financing agreements	50	50
Proceeds from capitalized lease obligations	-	-
Payment of debt obligations	(314)	(314)
Payment on capital lease obligations	(567)	(567)
Proceeds from sale of common stock, net	1,180	1,180
Net cash provided by financing activities	3,159	3,159

Net (decrease) increase in cash	(1,863)	(1,863)
Cash and cash equivalents at the beginning of the period	2,211	2,211
Cash and cash equivalents at the end of the period	$348	$348

Supplemental disclosure of cash flow information:
Net cash paid during the year for:
Interest	$258	$258
Income taxes	$-	$-

Supplemental non-cash investing and financing activities:
Conversion of debt through issuance of common stock	$186	$186
Conversion of debt through issuance of Preferred stock	$3,000	$3,000
Issuance of shares for asset acquisition	$1,650	$1,650
Property acquired under capital lease	$1,597	$1,597
Note payable for acquisition	$750	$750
See accompanying notes to consolidated financial statements.